Exhibit 99.1

NewAmsterdam Pharma Announces Appointment of Ian Somaiya as Chief Financial Officer

Naarden, the Netherlands and Miami, USA; October 23, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam” or the “Company”), a clinical-stage biopharmaceutical company developing oral, non-statin medicines for patients at high risk of cardiovascular disease with residual elevation of low-density lipoprotein cholesterol (“LDL-C”), for whom existing therapies are not sufficiently effective or well-tolerated, today announced the appointment of Ian Somaiya as Chief Financial Officer (“CFO”). Mr. Somaiya is an established healthcare executive with extensive financial and operational expertise, including over two decades of experience on Wall Street as a prominent biotechnology research analyst.

“We are thrilled to welcome Ian as CFO. Ian is a proven leader, who possesses a breadth of industry experience, as well as deep relationships within the financial community,” said Michael Davidson, M.D., Chief Executive Officer of NewAmsterdam. “Ian will provide strategic financial leadership as we continue to invest in obicetrapib’s clinical development and related pre-launch activities and execute on our mission to deliver an effective, convenient LDL-lowering therapy to the millions of dyslipidemia patients in need. We look forward to his many contributions.”

Mr. Somaiya joins NewAmsterdam Pharma with over twenty-five years’ experience in senior leadership roles in the biopharmaceutical industry. Mr. Somaiya most recently served as CFO and Chief Business Officer of Elucida Oncology and, before that, as CFO of TCR2 Therapeutics, where he guided the company through its initial public offering and two subsequent follow-on offerings, as well as led the company’s finance, reporting, business development and investor relations functions. Prior to joining TCR2, Mr. Somaiya was managing director and head of biotechnology research at BMO Capital Markets. He also served as managing director and equity analyst at Nomura Securities, Piper Jaffray, and Thomas Weisel Partners. He started his career on Wall Street as a research analyst at Morgan Stanley and Prudential Securities. Throughout his 20-year tenure on Wall Street, Mr. Somaiya was a highly esteemed industry equity analyst who conducted comprehensive research on more than 100 biotechnology companies across diverse therapeutic areas, technology platforms, and stages of development. He was recognized for several consecutive years as the “Best on the Street” by The Wall Street Journal for his research coverage in the biotech sector. Mr. Somaiya received a B.A. in Biology and Neuroscience from New York University.

“I am delighted to join such an impressive team of leaders and proven drug developers committed to transforming the standard of care for people at high-risk of cardiovascular disease,” said Mr. Somaiya. “I believe NewAmsterdam is well positioned to achieve this mission in the near-term, with two pivotal readouts for obicetrapib expected next year, and efforts underway to build a commercial organization that can effectively deliver this oral, low-dose, once-daily CETP inhibitor, if approved, to millions of patients globally. I am eager to collaborate with my colleagues to transform NewAmsterdam into a commercial company with the potential to deliver tremendous value to patients and their families, as well as our shareholders.”

About NewAmsterdam

Based in the Netherlands, NewAmsterdam (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently adequate or well tolerated. We seek to fill a significant unmet need for a safe, cost-effective and convenient LDL-lowering therapy as an adjunct to statins, a class of lipid-lowering medications that are the current standard of care for high-risk CVD patients with high cholesterol. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease patients.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s business and strategic plans, the Company’s commercial opportunity, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the timing for enrolling patients, the timing and forums for announcing data, the achievement and timing of regulatory approvals, and plans for commercialization. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones, including potential commercialization; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the Company’s public filings with the Securities Exchange Commission. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments may cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

Company Contact

Matthew Philippe

matthew.philippe@newamsterdampharma.com

Media Contact

Spectrum Science on behalf of NewAmsterdam

Jenn Gordon

P: 1-202-957-7795

jgordon@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com